NEWS REALEASE TSX: KL

KIRKLAND LAKE GOLD EXTENDS HIGH-GRADE MINERALIZATION AT DEPTH ON THE LOWER PHOENIX
GOLD SYSTEM AND REPORTS A RECORD HIGH-GRADE DRILL RESULT FROM THE FOSTERVILLE GOLD MINE

•	Lower Phoenix Footwall mineralization has demonstrated high-grade continuity and down plunge extension with the return of the following drill intercepts:

o	1,429 g/t Au(1) over 15.15m, including 21,490 g/t Au(1) over 0.6m in hole UDH1817
o	356 g/t Au(1) over 7.2m, including 1,339 g/t Au(1) over 1.85m in hole UDH1943
o	83.9 g/t Au(1) over 3.5m, including 234 g/t Au(1) over 0.65m in hole UDH1941

•	Eagle high-grade mineralization has been extended down plunge with a recent drill intercept returning:

o	15.97 g/t Au(1) over 11.35m, including 195 g/t Au(1) over 0.45m in hole UDH1890A

(1)        Visible gold present in drill intercept, all drill results are presented in Table 1

Toronto, Ontario – January 17, 2017 - Kirkland Lake Gold Ltd. (“KL Gold” or the “Company”) (TSX:KL) is pleased to report extensions of high grade mineralization at depth and new high-grade intercepts, including a record high grade drill result in hole UDH1817 from underground drilling at its Fosterville Gold Mine in Australia.

Underground resource definition drilling has continued to target down-plunge extensions of the Lower Phoenix and Harrier South gold systems to assess the potential of Mineral Reserve expansion. Recent drill results returned from 20 underground holes totaling 6,471 meters (m) into extensions of the Lower Phoenix gold system include the highest-grade drill intercept ever recorded at Fosterville. Results continue to demonstrate the continuity of exceptional high-grade visible gold mineralization on both the newly discovered west dipping Lower Phoenix Footwall and Eagle Structures in the Lower Phoenix gold system.

A drill program of 7 holes totaling 2,670m in the Harrier South gold system has reaffirmed the Mineral Reserve conversion potential of this area. Recent drill results continue to support the potential to expand Fosterville’s Mineral Resources and Reserves and confirm continuity of high-grade gold mineralization down plunge on the Harrier South gold system.

Underground Drilling Highlights at Fosterville Gold Mine

•

Drilling into the newly discovered west dipping Lower Phoenix Footwall Structure intersected record high-grade gold mineralization of 1,429 g/t Au(1) over 15.15m (Estimated True Width “ETW” 4.97m) in hole UDH1817 (Including 21,490 g/t Au(1) over 0.6m [ETW 0.24m]). Additional high grade results returned on this structure include 356 g/t Au(1) over 7.2m (ETW 6.01m) in hole UDH1943 (Including 1,339 g/t Au(1) over 1.85m [ETW 1.69m]) and 83.9 g/t Au(1) over 3.5m (ETW 3.18m) in hole UDH1941 (Including 234 g/t Au(1) over 0.65m [ETW 0.46m]). This structure has now been defined over a strike extent of 200m and vertical extent of 160m.

•

Eagle Fault underground definition drilling continues to return high-grade mineralization and has now been defined over a strike length of 790m and vertical extent of 450m with the return of key drill intercepts including 15.97 g/t Au(1) over 11.35m (ETW 6.47m) in hole UDH1890A (Including 195 g/t Au(1) over 0.45m [ETW 0.24m]) and 9.71 g/t Au over 4.5m (ETW 1.99m) in hole UDH1940.

•

Drilling on the Harrier Base Structure continues to return high-grade mineralization. Key intercepts include 15.84 g/t Au over 1.65m (ETW 1.6m) in hole UDH1908 and 8.58 g/t Au over 3.05m (ETW 3.0m) in hole UDH1871A. These results increase the level of confidence in a high-grade zone of mineralization which has the potential to provide an independent mining front from the Lower Phoenix South.

(1)	Visible gold present in drill intercept, ETW – Estimated True Width, all drill results are presented in Table 1

NEWS REALEASE TSX: KL

Mr. Tony Makuch, President and Chief Executive Officer, Kirkland Lake Gold commented: “We are very pleased to report continued positive results from our drilling programs on the Lower Phoenix and Harrier South gold systems at our Fosterville Gold Mine. 2016 proved to be a significant year for the Fosterville operation delivering record production of 151,755 ounces of gold with a record mill grade and recovery of 7.55 g/t Au and 90.1% respectively. The mining of high-grade visible gold bearing structures in the Lower Phoenix gold system has largely contributed to the record production result.

“Recent down plunge drilling of these structures has returned exceptional results, including the highest result ever returned from the Fosterville Mine of 1,429 g/t Au over 15.15m (ETW 4.97m) including 21,490 g/t Au over 0.6m (ETW 0.24m), in hole UDH1817. We have been able to successfully demonstrate that high grade mineralization extends at depth on both the Lower Phoenix Footwall and Eagle structures ahead of the current mining area and excitingly, both of these high grade structures remain open down plunge. In addition, we continue to see strong drill results in the Harrier gold system, which we believe demonstrate the potential for a high-grade independent mining front to the Lower Phoenix South mining area.

“We continue to invest strongly in Fosterville with 9 rigs in operation, focused on our objective of extending mine life and realizing the full potential of the asset. We look forward to providing an update to our Mineral Resources and Mineral Reserves estimates in Q1 2017 for both the Canadian and Australian operations”.

2016 Underground Definition Programs at Fosterville Gold Mine

Lower Phoenix Gold System Underground Resource Definition Drilling Program

Since the November 8, 2016 Newmarket News Release, drilling from four diamond drill rigs have continued to focus on resource definition and understanding of multiple gold targets including the Lower Phoenix Footwall (LPFW) and Eagle Faults. Reported drill results from 20 holes (6,471m) are from intercepts through the Lower Phoenix Footwall and Eagle resource target areas outside of the December 31, 2015 Measured and Indicated Mineral Resources. Mining production continues on the upper-plunge areas of the Lower Phoenix gold system structures including the high-grade Eagle Fault, which has largely contributed to Fosterville’s 2016 record gold mill grade of 7.55 g/t.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Lower Phoenix Footwall Structures

A total of 12 drill holes intercepted significant gold mineralization associated with Lower Phoenix Footwall Structures. The most significant mineralization contains visible gold and occurs in the newly discovered west dipping lode as reported on the November 8 2016 Newmarket News Release, where new drilling results include a record drill intercept at Fosterville 1,429 g/t Au(1) over 15.15m (ETW 4.97m) in hole UDH1817 (Including 21,490 g/t Au(1) over 0.6m [ETW 0.24m]) . Additional intercepts confirming the continuity of high-grade mineralization on this structure include 356 g/t Au(1) over 7.2m (ETW 6.01m) in hole UDH1943 (Including 1,339 g/t Au(1) over 1.85m [ETW 1.69m]), 83.9 g/t Au(1) over 3.5m (ETW 3.18m) in hole UDH1941 (Including 234 g/t Au(1) over 0.65m [ETW 0.46m]) , 25.03 g/t Au(1) over 4.35m (ETW 3.48m) in hole UDH1949 (Including 52.2 g/t Au(1) over 1.95m [ETW 1.34m]) , 21.14 g/t Au over 4.7m (ETW 3.56m) in hole UDH1945 (Including 85.9 g/t Au over 0.65m [ETW 0.4m]) and 15.39 g/t Au over 5.75m (ETW 3.93m) in hole UDH1944 (Figure 2).

These intercepts are located approximately 20 to 140m vertically below and 20 to 150m laterally along strike from current Mineral Reserves (Figure 2). The defined size of this high-grade mineralized structure is now 200m in strike length and 160m in vertical extent. The mineralized zone appears to adjoin the high-grade Eagle structure at its lower edge and is untested down-plunge. Continued drilling from the hangingwall drill platforms during 2017 will continue to advance the understanding of size and scale of this attractive resource growth target.

NEWS REALEASE TSX: KL

Eagle Fault

The high-grade Eagle Fault system has now been defined over a strike length of 790m and vertical extent of 450m. Recent drilling continues to return significant high-grade gold intercepts and supports the view that the Eagle Fault system remains open for expansion down-plunge. Recent drill results into the Eagle Fault below the 4020mRL include 15.97 g/t Au(1) over 11.35m (ETW 6.47m) in hole UDH1890A (Including 195 g/t Au(1) over 0.45m [ETW 0.24m]) and 11.36 g/t Au(1) over 1.9m (ETW 1.51m) in hole UDH1865 (Figure 3). These results continue to confirm the continuity and high-grade tenor of the Eagle Fault down plunge and clearly demonstrates Mineral Reserve growth potential on this structure.

Recent definition drilling into the east dipping Eagle Fault structure from the Central Decline and Phoenix 4190 Drill Drive have also continued to define a series of east dipping splay faults which host significant gold mineralization. Holes UDH1940 and UDH1901 intercepted these splay structures returning results of 9.71 g/t Au over 4.5m (ETW 1.99m) and 9.32 g/t Au over 1.9m (ETW 1.86m) respectively (Figure 3). These intercepts are located within 40 vertical meters of December 31, 2015 Mineral Reserves. The Eagle zone remains untested and open at depth below the 3940mRL and south of 6360mN and drilling is planned to target beyond this extent during 2017.

Harrier South Gold System Underground Resource Definition Drilling Program

Since the November 8, 2016 Newmarket News Release, drilling from two diamond rigs have continued to focus on resource definition and understanding of multiple gold targets including the Harrier Base Fault in the Harrier South gold system. Reported drill results from seven holes (2,670m) are from intercepts though the Harrier Base resource target area and are outside of the December 31, 2015 Measured and Indicated Mineral Resources.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Harrier Base Structure

Drill results returned on the Harrier Base Structure contain high-grade intercepts including 15.84 g/t Au over 1.65m (ETW 1.6m) in hole UDH1908, 8.58 g/t Au over 3.05m (ETW 3.0m) in hole UDH1871A and 8.91 g/t Au over 1.95m (ETW 1.6m) in hole UDH1863 (Figure 4).

Results from holes UDH1871A and UDH1870 lie within a previously identified zone of high-grade, visible gold mineralization between 4750mN and 4900mN and 4280mRL to 4350mRL which includes previously reported results of 129 g/t Au(1) over 6.95m (ETW 6.2m) in hole UDH1868 (Including 877 g/t Au(1) over 1m [ETW 0.9m]), 14.57 g/t Au(1) over 6.8m (ETW 5.9m) in hole UDH1869 and 10.69 g/t Au over 8.0m (ETW 6.4m) in hole UDH1830 (Including 15.73 g/t Au over 5.05m [ETW 4.0m]) as discussed in the (November 8, 2016 Newmarket News Release. Planned drilling for 2017 will test the down plunge extensions of this identified high-grade zone to 4650mN, approximately 100m beyond the current extent of drilling. Holes UDH1861-UDH1863, UDH1908 and UDH1911 intercept the Harrier Base structure immediately north of this high-grade zone and have demonstrated widths and grade amenable to mining.

To view a PDF of the tables and figures as referenced in this News Release, visit the links below:

[MARKETWIRED LINK TO PDFS] – tables

[MARKETWIRED LINK TO PDFS] – figures

NEWS REALEASE TSX: KL

Qualified Persons

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

QAQC information is provided at the bottom of Table 1.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a new mid-tier gold producer targeting +500,000 ounces in tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations including the Macassa Mine Complex located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. KL Gold’s solid base of quality assets is complemented by development and district scale exploration projects, supported by a strong financial position with extensive management and operational expertise.

For further information, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

To receive KL Golds news releases by email, register on the website at www.KLGold.com

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) the potential to expand mineral resources and mineral reserves at the Fosterville Gold Mine; (ii) the potential for a high grade independent mining front to the Lower Phoenix South mining area; and (iii) the anticipated timing for the release of the Company’s updated mineral reserve and mineral resources estimates and the potential impact thereof.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although KL Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of KL Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of KL Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold Inc. and Newmarket Gold Inc. with the Canadian securities regulators, including Kirkland Lake Gold’s and Newmarket’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended September 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

NEWS REALEASE TSX: KL

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.